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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                 Integrated Spatial Information Solutions, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                           Common Stock (No Par Value)
                           ---------------------------
                         (Title of Class of Securities)

                                  45814 U 10 4
                                  ------------
                                 (CUSIP Number)

                                  March 5, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45814U 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Gary S. Murray, Sr.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  ................................................................  [ ]
     (b)  ................................................................  [ ]

3.   SEC Use Only


4.   Citizenship or Place of Organization.
     Citizen, U.S.A.

Number of               5.   Sole Voting Power
Shares                       7,247,231
Beneficially
Owned by                6.   Shared Voting Power
Each Reporting               10,276,427
Person With
                        7.   Sole Dispositive Power
                             7,247,231

                        8.   Shared Dispositive Power
                             10,276,427

9.   Aggregate Amount Beneficially Owned by Each Reporting Person   16,145,834

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)   16.6 %
     (As of the date of this filing, the Issuer has advised me that it has 96,633,945 shares of its Common Stock outstanding.)

12.  Type of Reporting Person (See Instructions) IN

Item 1.
          (a) Name of Issuer: Integrated Spatial Information Solutions, Inc. Address of Issuer's Principal Executive Offices:
          (b)  19039 East Plaza Drive, Suite 245,
               Parker, CO 80138

Item 2.
          (a)  Name of Person Filing: Gary S. Murray, Sr.
               Address of Principal Business Office:
               C/O Human Vision, LLC.
          (b)  8181 Professional Drive, Suite 200
               Landover, MD 20785-2226
          (c)  Citizenship: U.S.A.
          (d)  Title of Class of Securities:
               Common Stock (No Par Value)
          (e)  CUSIP Number: 45814U 10 4


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 16,145,834.
          (b) Percent of class: 16.6 %. (The Issuer has advised me that as of the date of this filing it has 96,633,945 shares of its Common Stock outstanding.)
          (c)  Number of shares as to which the person has:
               (i)  Sole power to vote or to direct the vote 7,247,231.
               (ii) Shared power to vote or to direct the vote 10,276,427.
               (iii) Sole power to dispose or to direct the disposition of
                    7,247,231.
               (iv) Shared power to dispose or to direct the disposition of
                    10,276,427.

Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d3(d)(1).


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.


Item 8. Identification and Classification of Members of the Group

Not Applicable


Item 9. Notice of Dissolution of Group

Not Applicable


Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 March 14, 2002
                                                      Date

                                               /s/ Gary S. Murray
                                               ------------------
                                                   Signature
                                                 Gary S. Murray
                                                   Name/Title